EXHIBIT 1
                                                                       ---------

HARVEST ENERGY TRUST
====================================================================================================
CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER TRUST UNIT AMOUNTS)

                                                                                 (RESTATED, NOTE 2)
----------------------------------------------------------------------------------------------------
                                                                MARCH 31, 2005    December 31, 2004
----------------------------------------------------------------------------------------------------
ASSETS

Current assets
   Accounts receivable                                             $    61,676          $    44,028
   Current portion of derivative contracts [NOTE 10]                     5,582                8,861
   Prepaid expenses and deposits                                        39,868                3,014
----------------------------------------------------------------------------------------------------
                                                                       107,126               55,903

Deferred charges [NOTE 10]                                              19,697               25,540
Long term portion of derivative contracts [NOTE 10]                      1,475                3,710
Capital assets                                                         907,139              918,397
Goodwill                                                                43,832               43,832
----------------------------------------------------------------------------------------------------
                                                                   $ 1,079,269          $ 1,047,382
====================================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities
   Accounts payable and accrued liabilities [NOTE 3]               $   101,773          $    76,251
   Cash distribution payable                                             8,530                8,358
   Current portion of derivative contracts [NOTE 10]                    55,267               27,927
   Bank debt                                                           103,665               75,519
----------------------------------------------------------------------------------------------------
                                                                       269,235              188,055

Deferred gains [NOTE 10]                                                 1,732                2,177
Long term portion of derivative contracts [NOTE 10]                     37,898                   --
Convertible debentures [NOTES 2 AND 9]                                  19,134               25,750
Senior notes                                                           302,400              300,500
Asset retirement obligation [NOTE 4]                                    92,009               90,085
Future income tax                                                        8,632               34,671
----------------------------------------------------------------------------------------------------
                                                                       731,040              641,238

Non-controlling interest [NOTES 1,2 AND 8]                               3,436                6,895

Unitholders' equity
   Unitholders' capital [NOTE 6]                                       490,303              465,524
   Equity component of convertible debentures [NOTE 9]                      77                  116
   Accumulated (loss) income                                           (12,351)              30,719
   Accumulated distributions                                          (133,236)             (97,110)
----------------------------------------------------------------------------------------------------
                                                                       344,793              399,249
----------------------------------------------------------------------------------------------------
                                                                   $ 1,079,269          $ 1,047,382
====================================================================================================

Commitments, contingencies and guarantees [Note 13]

See accompanying notes to these consolidated financial statements.

HARVEST ENERGY TRUST
====================================================================================================
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER TRUST UNIT AMOUNTS)

                                                                                 (RESTATED, NOTE 2)
                                                            THREE MONTHS ENDED   Three Months Ended
                                                                MARCH 31, 2005      March  31, 2004
====================================================================================================
REVENUE
   Oil and natural gas sales                                      $    129,826          $    47,495
   Royalty expense                                                     (19,895)              (8,197)
----------------------------------------------------------------------------------------------------
                                                                       109,931               39,298

EXPENSES
   Operating                                                            27,348               13,873
   General and administrative                                            5,469                1,379
   Interest on short term debt                                           2,491                1,448
   Interest on long term debt                                            6,871                1,000
   Depletion, depreciation and accretion                                41,567               12,116
   Foreign exchange loss (gain)                                          2,119                  (68)
   Gains and losses on derivative contracts [NOTE 10]                   93,393               14,347
----------------------------------------------------------------------------------------------------
                                                                       179,258               44,095
----------------------------------------------------------------------------------------------------
Loss before taxes and non-controlling interest                         (69,327)              (4,797)

TAXES
   Large corporations tax                                                  277                   16
   Future income tax recovery                                          (26,039)              (2,563)
----------------------------------------------------------------------------------------------------

NET LOSS BEFORE NON-CONTROLLING INTEREST                               (43,565)              (2,250)

Non-controlling interest [NOTES 1, 2 AND 8]                               (495)                  --
----------------------------------------------------------------------------------------------------

NET LOSS                                                           $   (43,070)         $    (2,250)

Accumulated income, beginning of period                                 30,719               19,478
----------------------------------------------------------------------------------------------------

ACCUMULATED (LOSS) INCOME, END OF PERIOD                           $   (12,351)         $    17,228
====================================================================================================

Net loss per trust unit, basic [NOTE 6]                            $     (1.02)         $     (0.13)
Net loss per trust unit, diluted [NOTE 6]                          $     (1.02)         $     (0.13)
----------------------------------------------------------------------------------------------------

See accompanying notes to these consolidated financial statements.

HARVEST ENERGY TRUST
====================================================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER TRUST UNIT AMOUNTS)

                                                                                 (RESTATED, NOTE 2)
                                                            THREE MONTHS ENDED   Three Months Ended
                                                                MARCH 31, 2005      March  31, 2004
====================================================================================================
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
   Net loss for the period                                         $   (43,070)         $    (2,250)
   Items not requiring cash
     Depletion, depreciation and accretion                              41,567               12,116
     Unrealized foreign exchange loss (gain)                             2,110                  (68)
     Amortization of finance charges                                     1,647                  826
     Unrealized loss on derivative contracts                            74,669                5,490
     Non-cash interest expense                                              78                   --
     Future tax recovery                                               (26,039)              (2,563)
     Non-controlling interest                                             (495)                  --
     Non-cash unit right compensation expense                            2,220                  183
----------------------------------------------------------------------------------------------------
                                                                        52,687               13,734
Settlement of asset retirement obligation                                 (501)                 (64)
Change in non-cash working capital [NOTE 11]                           (48,694)                (269)
----------------------------------------------------------------------------------------------------
                                                                         3,492               13,401

FINANCING ACTIVITIES
   Trust unit issue costs                                                  (88)                 (72)
   Repayment of equity bridge notes [NOTES 5 AND 12]                        --              (25,000)
   Issuance of convertible debentures [NOTE 9]                              --               60,000
   Issue costs for convertible debentures                                   --               (2,667)
   Financing costs                                                        (504)                 --
   Borrowings (repayment) of bank debt, net                             28,146              (24,651)
   Cash distributions                                                  (20,446)              (9,055)
   Change in non-cash working capital [NOTE 11]                           5,679                 286
----------------------------------------------------------------------------------------------------
                                                                         12,787              (1,159)

INVESTING ACTIVITIES
   Additions to capital assets                                         (23,223)             (10,157)
   Property acquisitions                                                (4,659)              (1,854)
   Change in non-cash working capital [NOTE 11]                         11,603                  224
----------------------------------------------------------------------------------------------------
                                                                       (16,279)             (11,787)

Increase in cash and short-term investments                                  --                 455

Cash (bank indebtedness), beginning of period                                --              (3,274)

----------------------------------------------------------------------------------------------------
Cash (bank indebtedness), end of period                            $        --          $    (2,819)
----------------------------------------------------------------------------------------------------

Cash interest payments                                             $     1,338  `       $     1,368
Cash tax payments                                                  $        71          $        16
Cash distributions declared per trust unit                         $      0.60          $      0.60
====================================================================================================

         See accompanying notes to these consolidated financial stateme

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


1.   SIGNIFICANT ACCOUNTING POLICIES

     These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2004 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

     These consolidated financial statements include the accounts of Harvest Energy Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.


     a)  Convertible debentures

         The Trust presents its convertible debentures in their debt and equity component parts, where applicable, as follows:

         (i) The debt component represents the total discounted present value of the semi-annual interest obligations to be satisfied by cash and the principal payment due at maturity, using the rate of interest that would have been applicable to a non-convertible debt instrument of comparable term and risk at the date of issue. Typically, this results in a lower accounting value assigned to the debt component of the convertible debentures compared to the principal amount due at maturity. The debt component amount presented on the balance sheet increases over the term of the relevant debenture to the full face value of the outstanding debentures. The difference is reflected as increased interest expense with the result that adjusted interest expense reflects the effective yield of the debt component of the convertible debenture.

         (ii) The equity component of the convertible debentures is presented under "Unitholders' Equity" in the consolidated balance sheets. The equity component represents the value ascribed to the conversion right granted to the holder, which remains a fixed amount over the term of the debentures. Upon conversion of the debentures into units by the holders, a proportionate amount is transferred to Unitholders' capital.


     b)  Non-controlling interest

         Non-controlling interest represents the exchangeable shares issued by a subsidiary of the Trust to third parties which are ultimately exchangeable for units of the Trust. These exchangeable shares were issued as partial consideration for the acquisition of Storm Energy Ltd. in 2004. Non-controlling interest on the consolidated balance sheet is recognized based on the fair value of the exchangeable shares on issuance together with a portion of the Trust's accumulated earnings attributable to the non-controlling interest generated subsequent to their issuance. Net income is reduced for the portion of earnings attributable to the non-controlling interest. As the exchangeable shares are converted to Trust Units, the non-controlling interest on the consolidated balance sheet is reduced on a pro-rata basis together with a corresponding increase in Unitholders' capital.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


2. CHANGES IN ACCOUNTING POLICY


     a)  Financial Instruments

         On January 1, 2005, the Trust retroactively adopted the amendment to the Canadian Institute of Chartered Accountants ("CICA") handbook section 3860 "FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION" ("Section 3860"). These changes require that fixed-amount contractual obligations that can be settled by issuing a variable number of equity instruments be classified as liabilities. The convertible debentures and the equity bridge notes previously issued by the Trust have characteristics that meet the noted criteria.

         CONVERTIBLE DEBENTURES

         The principal of the convertible debentures may be redeemed, at the option of the Trust on or after a predetermined date, and may, at the option of the Trust be redeemed through the issuance of units. The number of units issued varies depending on the weighted average market price of the units for the preceding 20 consecutive trading days, five days prior to the settlement date.

         The convertible debentures also have an option that allows the holder to convert the debentures into a fixed number of units. In accordance with CICA handbook section 3860, the convertible debentures have been reclassified from equity to long term debt with a portion, representing the value of the equity conversion feature, remaining in equity.

         EQUITY BRIDGE NOTES

         Under the terms of the equity bridge notes, the interest and principal may have, at the option of the Trust, been repaid in Trust Units. The number of Trust Units issued would have been dependent on the market value of the units at the time of issue. As at March 31, 2005 and December 31, 2004 there were no equity bridge notes payable. However, for the three month period ended March 31, 2004 and the year ended December 31, 2004 interest payments had been made related to these notes. In accordance with the amended CICA handbook section 3860, these notes would have been classified as debt rather than equity. The interest associated with these notes has been reflected in these consolidated financial statements as a direct charge to income rather than to equity as it was previously classified.

     b)  Exchangeable shares

         On January 19, 2005, the CICA issued EIC-151 "EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS" ("EIC-151") that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be non-transferable in order to be classified as equity. The exchangeable shares issued by Harvest Operations Corp. are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheet. In addition, a provision for non-controlling interest is reflected on the consolidated statement of income. Prior periods have been retroactively restated.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

     c)  Impact of changes in accounting policy

                                                  AS REPORTED         CHANGE UPON          CHANGE UPON         AS RESTATED
                                                 DECEMBER 31,     ADOPTION OF CICA      ADOPTION OF EIC        DECEMBER 31,
     BALANCE SHEET                                       2004                 3860                 -151                2004
     -----------------------------------------------------------------------------------------------------------------------
     Deferred charges                               $  24,507             $  1,033                $  --           $  25,540
     Convertible debentures-debt                           --               25,750                   --              25,750
     Non-controlling interest                              --                   --                6,895               6,895
     Unitholders' capital                             465,131                  335                   58             465,524
     Exchangeable shares                                6,728                   --               (6,728)                 --
     Convertible debentures-equity                     24,696              (24,580)                  --                 116
     Accumulated income                                31,416                 (472)                (225)             30,719
     -----------------------------------------------------------------------------------------------------------------------

     INCOME STATEMENT                                                                                    THREE MONTHS ENDED
                                                                                                             MARCH 31, 2004
     -----------------------------------------------------------------------------------------------------------------------
     Interest on long-term debt - as reported                                                                        $    --
       Add: interest on convertible debentures                                                                           918
       Add: amortization of deferred financing costs                                                                      82
     -----------------------------------------------------------------------------------------------------------------------
     Interest on long-term debt - as restated                                                                     $    1,000
     =======================================================================================================================

     INCOME STATEMENT                                                                                     THREE MONTHS ENDED
                                                                                                              MARCH 31, 2004
     -----------------------------------------------------------------------------------------------------------------------
     Interest on short-term debt - as reported                                                                      $    519
       Add: interest on equity bridge notes                                                                              185
       Add: amortization of deferred financing costs(1)                                                                  744
     -----------------------------------------------------------------------------------------------------------------------
     Interest on short-term debt - as restated                                                                    $    1,448
     =======================================================================================================================
     (1) PREVIOUSLY CLASSIFIED AS FINANCE CHARGES


     NET LOSS AND LOSS PER UNIT                                                                          THREE MONTHS ENDED
                                                                                                             MARCH 31, 2004
     -----------------------------------------------------------------------------------------------------------------------
     Net loss - as reported                                                                                      $   (1,065)
       Add: amortization of deferred financing charges                                                                  (82)
       Add: interest on equity bridge loan                                                                             (185)
       Add: interest on convertible debentures                                                                         (918)
     -----------------------------------------------------------------------------------------------------------------------
     Net loss - as restated                                                                                      $   (2,250)
     =======================================================================================================================

     LOSS PER UNIT                                                                                       THREE MONTHS ENDED
                                                                                                             MARCH 31, 2004
     -----------------------------------------------------------------------------------------------------------------------
     Basic as reported                                                                                                (0.13)
     Basic as restated                                                                                                (0.13)

     Diluted as reported                                                                                              (0.13)
     Diluted as restated                                                                                              (0.13)
     =======================================================================================================================

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

3. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                      MARCH 31, 2005         DECEMBER 31, 2004
     ----------------------------------------------------------------------------------------------------------
     Trade accounts payable                      $                            21,039  $                 13,697
     Accrued interest                                                         11,673                     5,993
     Trust unit incentive plans                                               12,347                     9,774
     Premium on derivative contracts                                           4,003                     4,500
     Accrued closing adjustments on asset                                      2,447                    13,546
     acquisition
     Other accrued liabilities                                                48,372                    27,139
     Large corporations tax payable                                            1,892                     1,602
     ----------------------------------------------------------------------------------------------------------
                                                 $                           101,773  $                 76,251
     ==========================================================================================================

4.   ASSET RETIREMENT OBLIGATION

     The Trust's asset retirement obligation results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of its asset retirement obligation is approximately $336 million, the majority of which will be settled between 2015 and 2023. A credit-adjusted risk-free rate of 10 percent was used to calculate the fair value of the asset retirement obligation on the consolidated balance sheet.

     A reconciliation of the asset retirement obligations is provided below:

     -----------------------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED         THREE MONTHS ENDED        YEAR ENDED DECEMBER
                                                       MARCH 31, 2005             MARCH 31, 2004                   31, 2004
     -----------------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                          $   90,085                 $   42,009                 $   42,009
     Revision of estimates                                         --                         --                     (8,704)
     Liabilities incurred                                         131                         --                     53,488
     Liabilities settled                                         (501)                       (64)                      (929)
     Accretion expense                                          2,294                        798                      4,221
    ------------------------------------------------------------------------------------------------------------------------
     Balance, end of period                                $   92,009                 $   42,743                 $   90,085
     -----------------------------------------------------------------------------------------------------------------------

5.   EQUITY BRIDGE NOTES

     No equity bridge notes were outstanding at March 31, 2005. On January 26 and 29, 2004, the Trust repaid the two equity bridge notes outstanding in the amounts of $7.4 million and $17.6 million, respectively. At that time, the Trust also settled accrued and outstanding interest in the amount of $850,300.


6.   UNITHOLDERS' CAPITAL

(a)      Authorized

         The authorized capital consists of an unlimited number of Trust Units.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

(b)      Issued
                                                                             Number of units (000s)                  Amount
                                                                                                                 (restated)
     -----------------------------------------------------------------------------------------------------------------------
     AS AT DECEMBER 31, 2003                                                                 17,109  $              117,407
     Issued pursuant to corporate acquisition                                                 2,721                  40,183
     Conversion of subscription receipts                                                     12,167                 175,200
     Convertible debenture conversions-9% series                                              3,521                  49,287
     Convertible debenture conversions-8% series                                              5,221                  84,226
     Equity component of convertible debenture conversions-9% series                             --                      14
     Equity component of convertible debenture conversions-8% series                             --                     632
     Exchangeable share retraction                                                              152                   2,200
     Distribution reinvestment plan issuance                                                    752                  12,553
     Unit appreciation rights exercise                                                          145                     721
     Trust unit issue costs                                                                      --                 (16,899)
     -----------------------------------------------------------------------------------------------------------------------
     AS AT DECEMBER 31, 2004                                                                 41,788  $              465,524
     -----------------------------------------------------------------------------------------------------------------------

     Convertible debenture conversions-9% series                                                103                   1,438
     Convertible debenture conversions-8% series                                                321                   5,182
     Equity component of convertible debenture conversions-9% series                             --                      --
     Equity component of convertible debenture conversions-8% series                             --                      39
     Exchangeable share retraction                                                              229                   2,964
     Distribution reinvestment plan issuance                                                    209                   4,761
     Special distribution                                                                       465                  10,748
     Trust unit issue costs                                                                      --                    (353)
     =======================================================================================================================
     AS AT MARCH 31, 2005                                                                    43,115  $              490,303
     =======================================================================================================================

     On February 28, 2005, the Trust declared a special distribution to be made to unitholders' on April 15, 2005. The special distribution will be paid in units, with each unitholder of record on March 31, 2005 receiving 0.01098 of a Trust Unit per Trust unit held on that date. Although this special distribution is deemed payable as at December 31, 2004, for tax purposes, pursuant to the terms of Harvest's trust indenture, it has been reflected in the financial statements in the period it was formally declared by the Board of Directors of Harvest Operations Corp. As a result, at March 31, 2005, unitholders' capital was increased by $10.7 million with a corresponding increase to accumulated distributions as a result of the special distribution.

(c)  Per Trust Unit information

     The following table summarizes the Trust Units used in calculating loss per Trust Unit:

         NET INCOME ADJUSTMENTS:
                                                                       THREE MONTHS ENDED               THREE MONTHS ENDED
                                                                           MARCH 31, 2005                   MARCH 31, 2004
    -----------------------------------------------------------------------------------------------------------------------
    Net loss, basic                                                              (43,070)                          (2,250)
      Non-controlling interest                                                      (495)                              --
    -----------------------------------------------------------------------------------------------------------------------
    Net loss, diluted(1)                                                         (43,565)                          (2,250)
===========================================================================================================================

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

         WEIGHTED AVERAGE TRUST UNIT ADJUSTMENTS

                                                                    THREE MONTHS ENDED MARCH      Three Months Ended March
    NUMBER OF UNITS (000S)                                                          31, 2005                      31, 2004
    -----------------------------------------------------------------------------------------------------------------------
    Weighted average Trust Units outstanding, basic                               42,134,156                    17,130,519
    Effect of exchangeable shares                                                    397,579                            --
    -----------------------------------------------------------------------------------------------------------------------
    Weighted average Trust Units outstanding, diluted(1)                          42,531,735                    17,130,519
    =======================================================================================================================

    NOTE 1  WEIGHTED AVERAGE TRUST UNITS, DILUTED DOES NOT INCLUDE THE IMPACT
            OF THE CONVERSION OF THE DEBENTURES AS THE IMPACT WOULD BE ANTI-DILUTIVE. TOTAL UNITS EXCLUDED AMOUNT TO 1,537,871 (4,266,979 - MARCH 31, 2004). WEIGHTED AVERAGE TRUST UNITS, DILUTED DOES NOT INCLUDE THE IMPACT OF THE TRUST UNIT APPRECIATION RIGHTS AS THE IMPACT WOULD BE ANTI-DILUTIVE. TOTAL UNITS EXCLUDED WERE 699,350 (430,194 - MARCH 31, 2004).

7.   TRUST UNIT INCENTIVE PLAN

     As at March 31, 2005, a total of 1,500,450 unit appreciation rights were outstanding under the Trust Unit incentive plan at an average exercise price of $13.47. This represents 3.5% of the total Trust Units outstanding.

     For the three months ended March 31, 2005, the Trust incurred non-cash compensation costs of 2.6 million (183,000 - March 31, 2004). $2.2 million ($183,000 - March 31, 2004) of this amount was expensed and reflected as general and administrative costs in the statement of income, and $353,000 (nil - March 31, 2004) of costs associated with personnel whose compensation is reflected in capital asset costs was capitalized.

     The following summarizes the Trust Units reserved for issuance under the Trust Unit incentive plan:

                                                             THREE MONTHS ENDED                          Year ended
                                                                 MARCH 31, 2005                   December 31, 2004
    ----------------------------------------------------------------------------------------------------------------
                                                NUMBER OF UNIT         WEIGHTED   Number of Unit
                                                  APPRECIATION          AVERAGE     Appreciation   Weighted Average
                                                        RIGHTS   EXERCISE PRICE           Rights     Exercise Price
    ----------------------------------------------------------------------------------------------------------------
    Outstanding, beginning of period                 1,117,725  $        11.92         1,065,150  $            9.04
        Granted                                        390,600           24.91           445,600              16.47
        Exercised                                       (2,750)          12.11          (253,750)              8.30
        Cancelled                                       (5,125)          15.45          (139,275)             10.91
    ----------------------------------------------------------------------------------------------------------------
        Outstanding before exercise price            1,500,450           15.29         1,117,725              11.92
        reductions
        Exercise price reductions                            -           (1.82)                -              (1.83)
    ----------------------------------------------------------------------------------------------------------------
    Outstanding, end of period                       1,500,450  $        13.47         1,117,725  $           10.09
    ================================================================================================================
    Exercisable before exercise price                           $         9.07           206,688  $            8.89
    reductions                                         220,863
    Exercise price reductions                                -           (3.09)                -              (2.64)
    ----------------------------------------------------------------------------------------------------------------
    Exercisable, end of period                         220,863  $         5.98           206,688  $            6.25
    ================================================================================================================

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

     The following table summarizes information about unit appreciation rights outstanding at March 31, 2005.

                                                               OUTSTANDING                              EXERCISABLE
                                           -----------------------------------------------  -------------------------------
                                                                                                                   EXERCISE
                                                                 EXERCISE                                      PRICE NET OF
    EXERCISE PRICE       EXERCISE PRICE        NUMBER        PRICE NET OF        REMAINING            NUMBER          PRICE
    BEFORE PRICE          NET OF PRICE     OUTSTANDING AT           PRICE      CONTRACTUAL    EXERCISABLE AT     REDUCTIONS
    REDUCTIONS             REDUCTIONS      MARCH 31, 2005   REDUCTIONS(A)  LIFE (YEARS)(A)   MARCH, 31, 2005            (A)
    ------------------------------------------------------------------------------------------------------------------------
    $8.00 - 10.21        $4.71 - $7.39        509,000       $        4.80              2.7           164,625  $        4.78
    $10.30 - $13.15      $7.51 - $11.11       199,750                9.72              3.5            50,688           9.28
    $13.35 - $17.95     $11.50 - $17.00       286,600               13.97              4.2             5,550          11.72
    $18.55 - $25.68     $17.68 - $25.41       505,100               23.40              4.8                --            n/a
    ------------------------------------------------------------------------------------------------------------------------
    $8.00 - $25.68       $4.71 - $25.41      1,500,450      $       13.47              3.8           220,863  $        5.98
    ========================================================================================================================

    (A) BASED ON WEIGHTED AVERAGE UNIT APPRECIATION RIGHTS OUTSTANDING

     Prior to December 31, 2004, the Trust utilized the fair value method to account for its unit rights plan. The fair value of each Trust Unit right was estimated on the grant date using the following assumptions.

                                                                                                        Three Months Ended
                                                                                                            March 31, 2004
    -----------------------------------------------------------------------------------------------------------------------
    Expected volatility                                                                                                23%
    Risk free interest rate                                                                                           4.0%
    Expected life of the trust unit rights                                                                         4 years
    Estimated annual distributions per unit                                                                          $2.40
    =======================================================================================================================

     For the purposes of pro forma disclosures, the estimated fair value of all of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

                                                                                                         (RESTATED NOTE 2)
                                                                                                        Three Months Ended
                                                                                                            March 31, 2004
    -----------------------------------------------------------------------------------------------------------------------
    Net loss                                     As reported                                                      ($2,250)
                                                 Pro forma                                                        ($2,633)
    Loss per unit - basic                        As reported                                                       ($0.13)
                                                 Pro forma                                                         ($0.15)
    Loss per unit - diluted                      As reported                                                       ($0.13)
                                                 Pro forma                                                         ($0.15)
    =======================================================================================================================

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


     UNIT AWARD INCENTIVE PLAN

     At March 31, 2005 10,930 units were outstanding under the Unit Award Incentive Plan. The Trust recorded compensation expense of $38,000 for the three months ended March 31, 2005 (nil - March 31, 2004) related to this plan.

    -----------------------------------------------------------------------------------------------------------------------
                                                                  THREE MONTHS ENDED                            Year ended
    NUMBER                                                            MARCH 31, 2005                     December 31, 2004
    -----------------------------------------------------------------------------------------------------------------------
    Outstanding, beginning of period                                          10,662                                    --
    Granted                                                                       --                                15,000
    Adjusted for distributions                                                   268                                   662
    Cancelled                                                                     --                                (5,000)
    -----------------------------------------------------------------------------------------------------------------------
    Outstanding, end of period                                                10,930                                10,662
    =======================================================================================================================

8.   EXCHANGEABLE SHARES

     (a)  Authorized

          Harvest Operations Corp., a wholly-owned subsidiary of the Trust, is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

     (b)  Issued

      EXCHANGEABLE SHARES, SERIES 1                                      THREE MONTHS ENDED                     Year Ended
      (NUMBER)                                                               MARCH 31, 2005              December 31, 2004
      ---------------------------------------------------------------------------------------------------------------------
      Outstanding, beginning of period                                              455,547                             --
      Issued pursuant to corporate acquisition                                           --                        600,587
      Shareholder retractions                                                      (210,735)                      (145,040)
      ---------------------------------------------------------------------------------------------------------------------
      Outstanding, end of period                                                    244,812                        455,547
      ---------------------------------------------------------------------------------------------------------------------
      Exchange ratio at end of period(1)                                          1:1.08991                      1:1.06466
      =====================================================================================================================

      (1) AS A RESULT OF DECLARING THE SPECIAL DISTRIBUTION THE EXCHANGE RATIO INCREASED TO 1.10188 TO BE IN EFFECT AFTER APRIL 15, 2005.

         The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of an Income Trust" in the first quarter of 2005. The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to such non-controlling interest less conversions to date. On the consolidated statement of income the non-controlling interest represents the share of net income attributable to the non-controlling interest based on the Trust Units issuable for exchangeable shares in proportion to total Trust Units issued and issuable at each period end.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

         The following is a summary of the non-controlling interest:

                                                                                           MARCH 31,        December 31,
                                                                                                2005                2004
     --------------------------------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of period                                      $      6,895        $         --
     Issue of exchangeable shares                                                                 --               8,870
     Exchanged for Trust Units                                                                (2,964)             (2,200)
     Current period (loss) income attributable to non-controlling interest                      (495)                225
     --------------------------------------------------------------------------------------------------------------------
     NON-CONTROLLING INTEREST, END OF PERIOD                                                   3,436               6,895
     --------------------------------------------------------------------------------------------------------------------
     ACCUMULATED  (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST                $       (270)       $        225
     ====================================================================================================================

9.   CONVERTIBLE DEBENTURES

     The following is a summary of the terms of the Trust's outstanding series of convertible debentures

                            INTEREST       ORIGINAL                                                     EARLIEST REDEMPTION
               ISSUE DATE       RATE     FACE VALUE     CONVERSION PRICE(A)                  MATURITY                  DATE
     -----------------------------------------------------------------------------------------------------------------------
         January 29, 2004         9%     60 million   $14.00 per trust unit              May 31, 2009          May 31, 2007
          August 10, 2004         8%    100 million   $16.25 per trust unit        September 30, 2009    September 30, 2007
     =======================================================================================================================

     (A) SUBSEQUENT TO MARCH 31, 2005, THE CONVERSION PRICE FOR THE $60 MILLION DEBENTURE AND THE $100 MILLION DEBENTURE CHANGED AS A RESULT OF THE SPECIAL DISTRIBUTION. THE CONVERSION PRICE CHANGED TO $13.85 AND $16.07, RESPECTIVELY.


     As at January 1, 2005, the Trust adopted the amended CICA Handbook Section 3860 relating to the classification of liabilities that may be settled with a variable number of equity instruments such as Trust Units. The adoption has resulted in the convertible debentures being classified as debt rather than equity, with a small portion remaining in equity representing the value associated with the conversion feature. As the debentures are converted, a portion of the debt and equity amounts are transferred to Unitholders' capital. The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity, and such increases in the debt balance are reflected as non-cash interest expense in the statement of income.

     The following table summarizes the issuance and subsequent conversions of the convertible debentures:

                                                          9% SERIES                      8% SERIES                    TOTAL
                                                    -------------------------      -------------------------         ------
                                                     NUMBER OF                      NUMBER OF
                                                    DEBENTURES         AMOUNT      DEBENTURES         AMOUNT         AMOUNT
     -----------------------------------------------------------------------------------------------------------------------
     January 29, 2004 issuance                          60,000  $      60,000              --             --  $      60,000
     August 10, 2004 issuance                               --             --         100,000  $     100,000        100,000
     Portion allocated to equity                            --            (17)             --           (745)          (762)
     Accretion of non-cash interest expense                 --              2              --             23             25
     Converted into Trust Units                        (49,300)       (49,287)        (84,841)       (84,226)      (133,513)
     -----------------------------------------------------------------------------------------------------------------------
     As at December 31, 2004                            10,700  $      10,698          15,159  $      15,052  $      25,750
     -----------------------------------------------------------------------------------------------------------------------
     Accretion of non-cash interest expense                  -             --              --              4              4
     Converted into Trust Units                         (1,438)        (1,438)         (5,218)        (5,182)        (6,620)
     -----------------------------------------------------------------------------------------------------------------------
     As at March 31, 2005                                9,262  $       9,260           9,941  $       9,874  $      19,134
     =======================================================================================================================

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

     The following table summarizes the reclassification of the equity portion to Unitholders' capital:

                                                                     9% SERIES             8% SERIES
                                                                  EQUITY VALUE          EQUITY VALUE                 TOTAL
     ----------------------------------------------------------------------------------------------------------------------
     January 29, 2004 issuance                             $                17   $                --   $                17
     August 10, 2004 issuance                                               --                   745                   745
     Converted into Trust Units                                            (14)                 (632)                 (646)
     ----------------------------------------------------------------------------------------------------------------------

     As at December 31, 2004                               $                 3   $               113   $               116
     Converted into Trust Units                                             --                   (39)                  (39)
     ----------------------------------------------------------------------------------------------------------------------

     As at March 31, 2005                                  $                 3   $                74   $                77
     ======================================================================================================================

10.  FINANCIAL INSTRUMENTS

     The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

     (a) INTEREST RATE RISK

         The Trust is exposed to interest rate risk on its bank debt. All of the Trust's other debt has fixed interest rates.

     (b) CREDIT RISK

         Substantially all accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with the Trust. The Trust periodically assesses the financial strength of its partners and customers, including parties involved in marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

     (c) FOREIGN EXCHANGE RATE RISK

         The Trust is exposed to the risk of changes in the Canadian/US dollar exchange rate on sales of commodities that are denominated in US dollars or directly influenced by US dollar benchmark prices. In addition, the Trust's senior notes are denominated in US dollars (US$250 million). These notes act as an economic hedge to help offset the impact of exchange rate movements on commodity sales during the year. As at March 31, 2005 the full balance of the notes is still outstanding and is not repayable until October 15, 2011. Interest is payable semi-annually on the notes in US dollars.

     (d) COMMODITY RISK MANAGEMENT

         The Trust uses fixed price oil sales contracts and derivative financial instruments to manage its commodity price exposure. Under the terms of some of the derivative instruments, the Trust is required to provide security from time to time based on the underlying market value of those contracts. The Trust is also exposed to counterparty risk for these derivative contracts. This risk is managed by diversifying the Trust's derivative portfolio among a number of counterparties and by dealing with large investment grade institutions.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

         The following is a summary of the oil sales price derivative contracts as at March 31, 2005.

                                    OIL PRICE SWAP CONTRACTS BASED ON WEST TEXAS INTERMEDIATE
     ------------------------------------------------------------------------------------------------------------------------
                                                                                     Price per Barrel     Mark to Market
     Daily Quantity                                Term                                       ($U.S.)         Gain (Loss)
     --------------                                ----                                       -------         -----------
     500 bbl/d                 April through December 2005                                     $24.00      $      (5,168)
     1,030 bbl/d               April through June 2005                                         $22.18      $      (3,899)

                                50% PARTICIPATING SWAP CONTRACTS BASED ON WEST TEXAS INTERMEDIATE
     ------------------------------------------------------------------------------------------------------------------------
     8,750 bbl/d               January - December 2006                                     $38.16 (b)      $     (28,761)
     5,000 bbl/d               July - December 2006                                         $45.17(b)      $      (2,675)

                                   OIL PRICE COLLAR CONTRACTS BASED ON WEST TEXAS INTERMEDIATE
     ------------------------------------------------------------------------------------------------------------------------
     2,500 bbl/d               April through June 2005                        $28.40 - 32.25 ($21.80)      $      (5,774) (a)
     1,500 bbl/d               July through December 2005                     $28.17 - 32.10 ($22.33)      $      (8,270) (a)
     2,000 bbl/d               April through December 2005                            $28.00 - 42.00       $      (8,652)
     ------------------------------------------------------------------------------------------------------------------------

     (a) THE TRUST HAS SOLD PUT OPTIONS AT THE AVERAGE PRICE DENOTED IN PARENTHESIS, FOR THE SAME VOLUMES AS THE ASSOCIATED COMMODITY CONTRACTS. THE COUNTERPARTY MAY EXERCISE THESE OPTIONS IF THE RESPECTIVE INDEX FALLS BELOW THE SPECIFIED PRICE ON A MONTHLY SETTLEMENT BASIS.

     (b) THIS PRICE IS A FLOOR. THE TRUST REALIZES THIS PRICE PLUS 50% OF THE DIFFERENCE BETWEEN SPOT PRICE AND THIS PRICE.

     -----------------------------------------------------------------------------------------------------------------------
        Daily Quantity               Term                  Type         Price per Bbl ($U.S.)     Mark to Market Gain (Loss)
     -----------------------------------------------------------------------------------------------------------------------
     4,000 bbl/d           April - December 2005     Long Put                          $30.00          $              20
     1,972 bbl/d           April - December 2005     Short Call                        $30.00                    (17,304)
     1,972 bbl/d           April - December 2005     Long Call                         $40.00                     10,975

     7,000 bbl/d           April - December 2005     Long Put                          $35.00(2)       $             (88)
     2,380 bbl/d           April - December 2005     Short Call                        $35.00                    (17,016)
     2,380 bbl/d           April - December 2005     Long Call                         $45.00                      9,685

     7,500 bbl/d           April - December 2005     Long Put                          $40.00          $             646
     3,675 bbl/d           April - December 2005     Short Call                        $40.00                    (20,452)
     3,675 bbl/d           April - December 2005     Long Call                         $50.00                     10,030

     7,500 bbl/d           January - June 2006       Long Put                          $34.00          $             237
     3,750 bbl/d           January - June 2006       Short Call                        $34.00                    (17,285)
     3,750 bbl/d           January - June 2006       Long Call                         $44.00                     10,586
     =======================================================================================================================

     (1) EACH GROUP OF A LONG PUT, SHORT CALL AND A LONG CALL REFLECT AN "INDEXED PUT OPTION". THESE SERIES OF PUTS AND CALLS SERVE TO FIX A FLOOR PRICE WHILE RETAINING UPWARD PRICE EXPOSURE ON A PORTION OF PRICE MOVEMENTS ABOVE THE FLOOR PRICE.
     (2) HARVEST PAYS A PREMIUM OF U.S.$1.00 PER BBL ON 7,000 BBL/D FOR EACH MONTH IN WHICH WTI EXCEEDS U.S.$50.00/BBL.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

     The following is a summary of electricity price physical and financial swap contracts entered into by Harvest to fix the cost of future electricity usage as well as a put option related to the US/Canadian dollar exchange rate as at March 31, 2005:

                                           SWAP CONTRACTS BASED ON ELECTRICITY PRICES
     -----------------------------------------------------------------------------------------------------------------------
     Weighted Average                                                           Average Price
     Quantity                  Term                                              per Megawatt           Mark to Market Gain
     -----------------------------------------------------------------------------------------------------------------------
     24.8 MWH                  April through December 2005                         Cdn $47.43            $            3,836
     29.9 MWH                  January through December 2006                       Cdn $47.51                         1,475

                                         SWAP CONTRACTS BASED ON ELECTRICITY HEAT RATE
     -----------------------------------------------------------------------------------------------------------------------
     Quantity                  Term                                             Heat Rate               Mark to Market Gain
     -----------------------------------------------------------------------------------------------------------------------

     5 MW                      April through December 2005                        8.40 GJ/MWh            $              293
     -----------------------------------------------------------------------------------------------------------------------

                                                   FOREIGN CURRENCY CONTRACTS
     -----------------------------------------------------------------------------------------------------------------------
     Monthly Contract Amount   Term                                             Contract Rate           Mark to Market Gain
     -----------------------------------------------------------------------------------------------------------------------
     U.S. $8.33 million        April through December 2005                      1.20 Cdn / US            $            1,453
     =======================================================================================================================

     At March 31, 2005, the net unrealized loss position reflected on the balance sheet for all the financial derivative contracts outstanding at that date was approximately $86.1 million.

     For the three months ended March 31, 2005, the total unrealized loss recognized in the statement of income was $74.7 million ($5.5 million - March 31, 2004). The realized losses on all derivative contracts are included in the period in which they are incurred. Both of these amounts are reflected in gains and losses on derivative contracts on the statement of income.

     At October 1, 2004, the Trust discontinued hedge accounting for all of its derivative financial instruments. For those contracts where hedge accounting had previously been applied, a deferred charge or gain was recorded equal to the fair value of the contracts at the time hedge accounting was discontinued with a corresponding amount recorded in the derivative contracts balance. The deferred charge or gain is subsequently recognized in income in the period in which the underlying transaction is recognized.

     For the three months ended March 31, 2005, $4.4 million ($5.5 - three months ended March 31, 2004) of the deferred charge and $445,000 (nil - March 31, 2004) of the deferred gain has been amortized and recorded in gains and losses on derivative contracts in the statement of income. At March 31, 2005, $6.4 million ($10.8 million - December 31, 2004) and $1.7 million ($2.2 million - December 31, 2004) has been recorded as a deferred charge and a deferred gain, respectively on the balance sheet, relating to derivatives.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

      DEFERRED CHARGES - ASSET                                              THREE MONTHS ENDED                  Year Ended
                                                                                MARCH 31, 2005           December 31, 2004
      ---------------------------------------------------------------------------------------------------------------------
      Balance, beginning of period                                            $         25,540             $         1,989
      Deferred charge related to derivative contracts recorded
          upon adoption of AcG-13                                                           --                       5,490
      Deferred charge related to derivative contracts
          recorded upon discontinuing hedge accounting                                      --                      20,215
      Discount on senior notes                                                              --                       2,075
      Financing costs incurred                                                             504                      20,971
      Financing costs transferred to share issue costs on
          conversion of debentures                                                        (265)                     (5,721)
      Amortization of deferred charges related to derivative
          contracts(1)                                                                  (4,361)                    (14,946)
      Amortization of deferred financing costs(2)                                       (1,721)                     (4,533)
     ----------------------------------------------------------------------------------------------------------------------
      Balance, end of period                                                  $         19,697             $        25,540
      =====================================================================================================================

                                                                            THREE MONTHS ENDED                  Year Ended
      DEFERRED GAINS - LIABILITY                                                MARCH 31, 2005           December 31, 2004
     ----------------------------------------------------------------------------------------------------------------------

      Balance, beginning of period                                             $         2,177              $           --
      Deferred gains related to derivative contracts
          recorded upon discontinuing hedge accounting                                      --                       2,527
      Amortization of deferred gains related to derivative                                (445)                       (350)
          contracts(1)
      ---------------------------------------------------------------------------------------------------------------------
      Balance, end of period                                                  $          1,732             $         2,177
      =====================================================================================================================

      (1) RECORDED WITHIN GAINS AND LOSSES ON DERIVATIVE CONTRACTS.
      (2) RECORDED WITHIN INTEREST EXPENSE ON LONG-TERM DEBT AND SHORT-TERM
          DEBT.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

11. CHANGE IN NON-CASH WORKING CAPITAL

                                                                      THREE MONTHS ENDED        Three Months Ended
                                                                          MARCH 31, 2005            March 31, 2004
     --------------------------------------------------------------------------------------------------------------
     Changes in non-cash working capital items:
       Accounts receivable                                       $               (17,648)  $                 5,472
       Current portion of derivative contracts assets                              3,279                        --
       Prepaid expenses and deposits                                             (36,854)                   (7,178)
       Accounts payable and accrued liabilities                                   25,522                     1,692
       Cash distribution payable                                                     172                        34
       Current portion of derivative contracts liabilities                        27,340                        --
     --------------------------------------------------------------------------------------------------------------
                                                                 $                 1,811   $                    20
     --------------------------------------------------------------------------------------------------------------

     Changes relating to operating activities                    $               (48,694)  $                  (269)
     Changes relating to financing activities                                      5,679                       286
     Changes relating to investing activities                                     11,603                       224
     Add: Non cash changes                                                        33,223                      (221)
     --------------------------------------------------------------------------------------------------------------
                                                                 $                 1,811   $                    20
     ==============================================================================================================

12.  RELATED PARTY TRANSACTIONS

     A director and a corporation controlled by a director of Harvest Operations Corp., were repaid $25 million under the equity bridge notes during the three month period ended March 31, 2004. The Trust also paid $850,300 of accrued interest during the year. [Note 5]

     A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services on a cost recovery basis.


13. COMMITMENTS, CONTINGENCIES AND GUARANTEES

     From time to time, the Trust is involved in litigation or has claims brought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

     In the normal course of operations, management may also enter into certain types of contracts that require the Trust to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material affect on the Trust's reported financial position or results from operations.

     The Trust has letters of credit outstanding in the amount of approximately $5 million related to electricity infrastructure usage. These letters are provided by Harvest Operations' lenders pursuant to its secured senior credit facility. These letters expire throughout 2005, and are expected to be renewed as required.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

     Following is a summary of the Trust's contractual obligations and commitments as at March 31, 2005:

                                                          REMAINING PAYMENTS DUE BY PERIOD
                                       ----------------------------------------------------------------------
                                            2005    2006-- 2007    2008-- 2009     THEREAFTER          TOTAL
                                            ----    -----------    -----------     ----------          -----
     Debt repayments (1)               $ 103,665             --             --      $ 302,400      $ 406,065
     Operating leases                        400        $ 2,869        $ 2,869            956          7,094
     --------------------------------------------------------------------------------------------------------
     Total contractual obligations     $ 104,065        $ 2,869        $ 2,869      $ 303,356      $ 413,159
     ========================================================================================================

     (1) INCLUDES LONG-TERM AND SHORT-TERM DEBT. ASSUMES THAT THE OUTSTANDING CONVERTIBLE DEBENTURES EITHER EXCHANGE AT HOLDERS' OPTION FOR UNITS OR ARE REDEEMED FOR UNITS AT THE TRUST'S OPTION.